FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: April 14, 2004	By:	/s/ Peter Barnes

Name

	Its:	Executive Vice-President and Chief Financial Officer

(Title)

FOR IMMEDIATE RELEASE: April 14, 2004

IAMGOLD AND WHEATON RIVER ANNOUNCE RECEIPT
OF FAVOURABLE FAIRNESS OPINIONS ON PROPOSED
BUSINESS COMBINATION

Toronto, Ontario and Vancouver, British Columbia, April 14, 2004 – IAMGOLD Corporation (“IAMGOLD”) (TSX:IMG, AMEX:IAG) and Wheaton River Minerals Ltd. (“Wheaton River”) (TSX:WRM, AMEX:WHT) are pleased to announce that their boards of directors have received favourable fairness opinions from their financial advisors confirming that the share exchange ratio for the proposed business combination between IAMGOLD and Wheaton River, announced March 30, 2004 is fair from a financial perspective to their respective shareholders. RBC Capital Markets acted as financial advisor to IAMGOLD and GMP Securities Ltd. acted as financial advisor to Wheaton River. These opinions are subject to receipt of confirmatory third party engineering reports and other due diligence, expected to be received by April 30, 2004.

Joseph Conway, President and CEO of IAMGOLD commented on the progress made to date stating: “Due diligence is proceeding as planned and we continue to advance the transaction towards our targeted April 30, 2004 date for reaching a definitive agreement. We have been out speaking with a number of investors and are pleased with their positive feedback regarding the strength of the combined company that will be created through this transaction.”

IAMGOLD and Wheaton River announced a proposed business combination to be completed by way of a Plan of Arrangement whereby each Wheaton River common share will be exchanged for 0.55 of an IAMGOLD common share. All outstanding warrants of Wheaton River will be exercisable on similar share exchange terms as offered by IAMGOLD for Wheaton River’s common shares (for example 100 Wheaton River warrants with a $1.65 strike price expiring on May 30, 2007 would be exercisable for 55 IAMGOLD common shares with a $3.00 strike price expiring on May 30, 2007). The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. Prior to closing the newly combined company will be renamed.

The combination remains subject to completion of due diligence, execution of a definitive agreement, approved by the shareholders of each of IAMGOLD and Wheaton River and receipt of all requisite regulatory approvals and third party consents and other conditions customary in transactions of this nature. The parties are expected to conclude final due diligence and enter into a definitive agreement prior to the end of April 2004. The companies would then expect to mail their information circulars to shareholders in May in advance of the shareholder meetings in June 2004. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD.

Summary of the New Company

Management of the new company will be led by a team consisting of Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman of the Board of Directors. The expanded Board of Directors of the Company will include eight IAMGOLD directors and the eight current Wheaton directors.

The new company will have operating interests in 7 gold mines located in the Americas, West Africa and Australia. Forecast 2004 production will be 1.0 million gold equivalent ounces, plus exposure to copper production. Three mines, including the Sadiola mine in Mali, Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to annual production rates, cash operating costs and reserves and resources. The new company will continue to operate the Luismin mines in Mexico and the Peak mine in Australia. Forecast 2004 gold equivalent cash operating costs are estimated to total less than US$100 per ounce. The combined company will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

The combined company has immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD and Wheaton, each for the year ended December 31,

2002, and material change reports filed by each company since January 1, 2002 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

For further information please contact:

IAMGOLD Corporation:

Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Wheaton River Minerals Ltd.:

Ian Telfer	or	Julia Hasiwar
Chairman and CEO		Manager, Investor Relations
Tel: (604) 696 3000	Fax: (604) 696 3001	Toll-free: 1 800 567 6223

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at ww.iagold.comwm and/or at www.wheatonriver.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD and Wheaton River can be found at www.sedar.com or at www.sec.gov.